U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: June 30, 2012

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Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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PART I REGISTRANT INFORMATION

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KENERGY SCIENTIFIC, INC.

(Full Name of Registrant)

6 MINNEAKONING RD, FLEMINGTON, NJ 08822

(Address of principal executive offices) (Zip Code)

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PART II RULES 12B-25(B) AND (C)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

(c) Not applicable.

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PART III NARRATIVE

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The Registrant has been unable to complete and file, when originally due, the

Quarterly Report on Form 10-Q as a result of delays in completing the compilation of the financial statements and preparation of the Quarterly Report.

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PART IV OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

Kenneth Glynn (908) 788-0077

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(Name) (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

During the six months and three months ended June 30, 2012, the Company sold $24,191 and $7,669 of solar powered products and products made from recycled materials, respectively, as compared to $3,813 and $1,266 for the six months and three months ended June 30, 2011, respectively. Net loss for the six months ended June 30, 2012 was $9,856,862 as compared to a net income of $945,925 for the six months ended June 30, 2011. Net loss for the three months ended June 30, 2012 was $8,021,524 as compared to a net income of $692,441 for the three months ended June 30, 2011. The unfavorable changes for the six months and three months ending June 30, 2012 were primarily from the unfavorable changes in revaluation of derivatives, higher beneficial interest expense and higher operating expense offset by the increased sales and lower amortization of debt discount.

KENERGY SCIENTIFIC, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2012 By: /s/ Kenneth Glynn

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Name: Kenneth Glynn

President and Chief Executive Officer